EX-99.77E

LEGAL PROCEEDINGS

In 1997, the Securities and Exchange Commission’s (“SEC’s”) Division of Enforcement instituted public administrative and cease-and-desist proceedings (“Proceedings”) against World Money Managers (“WMM”), the former investment adviser to Permanent Portfolio Family of Funds, Inc. (“Fund”), and two former officers and directors of the Fund, Terry Coxon (“Coxon”) and Alan Sergy (“Sergy”) (collectively, “Respondents”). The Fund is not and was not a party to the Proceedings. In an initial decision dated April 1, 1999 (“Initial Decision”), the Administrative Law Judge (“ALJ”) ruled that the Respondents had committed violations of various provisions of the federal securities laws and ordered that the Respondents: (i) cease and desist from committing further violations; (ii) be suspended from association with any investment adviser or investment company for a period of three months; (iii) disgorge $1,608,018; (iv) pay prejudgment interest of $1,236,726; and (v) pay civil penalties of $140,000.

The Respondents appealed the Initial Decision to the SEC. In a decision dated August 21, 2003, the SEC upheld the findings of violations made by the ALJ and the imposition of a cease-and-desist order, but altered the disgorgement and interest awards and set aside the civil penalties and suspensions. In addition, the SEC dismissed Sergy from the Proceedings due to his failing health. Specifically, the SEC ordered that Respondents WMM and Coxon, jointly and severally: (i) disgorge $971,778; (ii) pay prejudgment interest on that amount from September 21, 1993, at half the customary rate; and (iii) cease and desist from violating provisions of the federal securities laws. WMM and Coxon (“Appellants”) filed an appeal in late 2003 with the U.S. Court of Appeals for the Ninth Circuit (“Ninth Circuit”). That court declined to stay the SEC’s order during the pendency of the appeal. Consequently, the Appellants are currently under an obligation to pay the SEC disgorgement and interest in excess of $1.55 million. The Fund has been advised that no payments have been made under the order. It is uncertain what amount of disgorged funds and prejudgment interest might be paid by Appellants or when any such payment might be made. It is also not certain what amount, if any, of any disgorged funds or interest might be received by the Fund. The result of the appeal is uncertain at this time.

Pursuant to the Fund’s Bylaws, the Fund advanced expenses incurred by the Respondents in the Proceedings upon their undertaking to repay the advances, in the event it is ultimately determined that they have committed willful misfeasance, bad faith, gross negligence or reckless disregard of their duties (“Disabling Conduct”). The Fund has incurred and may continue to incur, such expenses in connection with the Proceedings, and related appeals, including amounts paid by WMM to persons who were directors and officers of the Fund for their litigation expenses. The amount of advances made by the Fund is approximately $1.3 million, which includes interest on such advances. The Fund has neither paid nor advanced any such expenses since the issuance of the Initial Decision.

In order to provide additional security to the Fund for the repayment of advances made to and on behalf of WMM, the Fund and WMM entered into a security agreement as of February 20, 2003 (“Security Agreement”), whereunder WMM granted to the Fund a security interest in all of its assets to secure the repayments of amounts advanced should it ultimately be determined that WMM or Coxon committed Disabling Conduct and, therefore, are not entitled to be indemnified. In addition to the security interest and as part of the Security Agreement, WMM has agreed to make quarterly payments of $25,000 to a custodial account held in the name of WMM for the benefit of the Fund. To date, three such payments have been made.

The Fund’s Board of Directors has continued, and will continue, to monitor developments relating to the Proceedings and related appeals, and will take such actions as may be appropriate.